CARTER LEDYARD & MILBURN LLP
                                COUNSELORS AT LAW
                                  2 WALL STREET
                             NEW YORK, NY 10005-2072
                               TEL (212) 732-3200
                               FAX (212) 732-3232
                            DIRECT DIAL: 212-238-8605




                               September 19, 2005

VIA EDGAR

Ms. Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

                      Re:      ATTUNITY LTD
                               AMENDMENT NO. 4 TO FORM F-3
                               FILED APRIL 20, 2005
                               FILE NO. 333-119157


                               AMENDMENT NO.1 TO FORM F-3
                               FILED APRIL 20, 2005
                               FILE NO. 333-122937

                               FORM 20-F ANNUAL REPORT
                               FOR FISCAL YEAR ENDED DECEMBER 31, 2004
                               FILED ON JUNE 30, 2005
                               FILE NO. 0-20892


Dear Ms. Jacobs:

     On behalf of our client, Attunity Ltd (the "Company"), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Commission"), in a letter to Mr. Ofer Segev, Chief Financial Officer of the Company, dated September 16, 2005 (the "Comment Letter"). The Comment Letter relates to Amendment No. 4 to the Company's Registration Statement on Form F-3 filed with the Commission on April 20, 2005, Amendment No. 1 to the Company's Registration on Form F-3 filed with the Commission on April 20, 2005 and the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004 filed with the Commission on June 30, 2005.

     Pursuant to Rule 472 under the Securities Act of 1933, we are simultaneously filing pre-effective amendments to the above-mentioned Registration Statements amending the Registration Statements' disclosure as requested in the Comment Letter. We have repeated your numbered comments below and have provided a response to each comment.

FORM F-3/A, FILE NO. 333-119157
FORM F-3, FILE NO. 333-122937
CERTAIN INFORMATION BY REFERENCE

1. REVISE EACH PROSPECTUS TO INCORPORATE BY REFERENCE YOUR FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2004. FURTHER, YOU MAY WANT TO INCORPORATE BY REFERENCE ANY FORM 6-K MEETING THE REQUIREMENTS OF FORM F-3. SEE ITEM 6C OF FORM F-3.

     The Company has revised each prospectus to include a reference to its Annual Report on Form 20-F for the fiscal year ended December 31, 2004 and to incorporate additional filings on Form 6-K.

SELLING SHAREHOLDERS

2. PLEASE REVISE TO UPDATE YOUR PROSPECTUSES TO INCLUDE ANY CHANGES, IF APPLICABLE, TO YOUR SELLING SHAREHOLDER DISCLOSURE.

     The selling shareholder disclosure has been updated where required.

EXHIBIT 5.1

3. WE NOTE YOUR OPINIONS OF COUNSEL ARE DATED NOVEMBER 18, 2004 FOR FILE NO. 333-119157 AND FEBRUARY 22, 2005 FOR FILE NO. 333-122937. PLEASE FILE UPDATED LEGAL OPINIONS FOR EACH REGISTRATION STATEMENT.

     An updated legal opinion has been filed for each registration statement.

EXHIBIT 23.1

4.   REVISE TO INCLUDE CURRENTLY DATED CONSENTS FROM YOUR INDEPENDENT
     ACCOUNTANTS.

     A currently dated consent has been included in each registration statement.

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
ITEM 15. CONTROLS AND PROCEDURES, PAGE 70

5. PURSUANT TO OUR COMMENTS ISSUED IN OUR LETTER DATED MARCH 24, 2005, WE ASKED YOU TO REVISE YOUR CONTROLS AND PROCEDURES DISCLOSURE TO CONFORM TO
     ITEM 15 OF FORM 20-F. WE NOTE YOU STATED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE, BUT THEN YOU INCLUDE A DISCLAIMER DESCRIBING INHERENT LIMITATIONS AND THAT EVEN THESE SYSTEMS DETERMINED TO BE EFFECTIVE CAN PROVIDE ONLY REASONABLE ASSURANCE WITH RESPECT TO FINANCIAL STATEMENT PREPARATION AND PRESENTATION. PLEASE CONFIRM TO US THAT MANAGEMENT CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE AT A REASONABLE ASSURANCE LEVEL. FURTHER, IN FUTURE FILINGS, IF YOU CHOOSE TO INCLUDE THIS DISCLAIMER, CONCLUDE AFFIRMATIVELY, IF TRUE, THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE AT A REASONABLE ASSURANCE LEVEL.

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


     We are able to confirm that management concluded that the Company's disclosure controls and procedures are effective at a reasonable assurance level. The Company will include a conclusion to that effect in its future filings.

     Please do not hesitate to contact me at (212) 238-8605 with any questions or comments you may have.

                                                     Very truly yours,


                                                     Steven J. Glusband


SJG:tco
Enclosures

cc:      Ofer Segev, Chief Financial Officer, Attunity Ltd


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